SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

333 WEST WACKER DRIVE CHICAGO, ILLINOIS 60606-1285 _____ TEL: (312) 407-0820 FAX: (312) 407-8514 www.skadden.com July 25, 2008

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VIA FACSIMILE

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Wm. Wrigley Jr. Company
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 26, 2008
File No. 1-00800

Dear Mr. Schwall:

We are writing on behalf of our client, Wm. Wrigley Jr. Company (the “Company”), in connection with the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on June 26, 2008 (“Amendment No. 1”) in connection with the Company’s proposed merger with Mars, Incorporated. In connection with the proposed merger, the Company has been named as a defendant in a Delaware class action case captioned In re Wm. Wrigley Jr. Co S’holders Litig., Consol. Case No. 3750-VCL (the “Delaware Action”). As a result of negotiations with the plaintiffs in the Litigation, the Company proposes to make certain changes to Amendment No. 1. Enclosed is a copy of the changed pages to Amendment No. 1

H. Roger Schwall

July 25, 2008

as we propose to file it in the Definitive Proxy Statement on Schedule 14A, which will also be filed via EDGAR and which have been marked to show changes from Amendment No. 1 as previously filed.

After you have had the opportunity to review these proposed changes, please do not hesitate to contact the undersigned at (312) 407-0820 or L. Byron Vance III at (312) 407-0841 with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407- 8514.

Very truly yours,

/s/ William R. Kunkel

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Malovany (Wm. Wrigley Jr. Company)
L. Byron Vance III (Skadden, Arps, Slate, Meagher & Flom LLP)
Carmen Moncada-Terry (Securities and Exchange Commission)
Mellissa Campbell Duru (Securities and Exchange Commission)